Suite 1120, Cathedral Place 925 W. Georgia Street, Vancouver, British Columbia Canada V6C 3L2 Tel: (604) 687-6600 Email: info@aurizon.com Web Site: www.aurizon.com

December 6, 2011

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
USA

Attention:  John Reynolds, Assistant Director

Dear Mr. Reynolds,

Re:  Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2010
             File No. 001-31893

Further to your letter dated November 28, 2011, we hereby respond, by including both your comments and our response, as follows:

General

1.

We note that Exhibits 99.2 and 99.3, which relate to the Audited Annual Financial Statements and Management’s Discussion and Analysis, respectively, are incorporated by reference to a Form 6-K submitted on March 30, 2011.  General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F.  Information submitted on Form 6-K is considered furnished but not filed.  Please refer to General Instruction B to Form 6-K.  Accordingly, please amend your Form 40-F to attach and file your Audited Annual Financial Statements and Management’s Discussion and Analysis as exhibits.

Aurizon response:

We will ensure that our future filings will attach the Audited Annual Financial Statements and Management’s Discussion and Analysis as exhibits to the Form 40-F.

Positive Pre-feasibility Study for the Hosco Deposit, page 32

2.

Combining the proven and probable reserve categories for your Joanna/Hosco reserves is contrary to the explicit guidance of Industry Guide 7 and Canadian National Instrument 43-101.  Please restate your proven and/or probable reserve estimates separately and include the cutoff grade along with the associated gold price used to estimate your Joanna/Hosco reserves in your filing footnotes.  In addition, please disclose the cutoff grade for your low grade stockpile which is included with your Joanna/Hosco reserve estimate.

Aurizon response:

We will ensure that our future filings will separate proven and/or probable reserves and will include the cutoff grade along with the associated gold price used to estimate the Joanna/Hosco reserves.

The NI 43-101 technical report dated December 22, 2009, in respect of the Joanna/Hosco Pre-Feasibility Study filed with Edgar on January 13, 2010, did follow the guidance of Industry Guide 7 and Canadian National Instrument 43-101 in all material respects.  The proposed expanded disclosure we intend to include in our future 40-F filings is as follows:

The Pre-feasibility study completed by BBA in December 2009 established the following mineral reserves in the area of the Hosco pit:

	2009
	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Reserves
Proven
Open Pit - Hosco	19,078,000	1.32	808,800
Low grade stockpile	1,730,000	0.35	19,300
Total Proven Reserves	20,808,000	1.24	828,100
Probable
Open Pit - Hosco	4,571,000	1.27	187,000
Low grade stockpile	671,000	0.35	7,500
Total Probable Reserves	5,242,000	1.15	194,500
Total Proven and Probable Mineral Reserves	26,050,000	1.22	1,022,600

1.

Open pit mineral reserves were estimated by BBA Inc..

2.

Mineral reserves estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.

3.

Mineral Reserves are estimated at a cut-off grade of 0.50 grams/tonne gold except for the low grade stockpile, where a cut-off grade of 0.3 grams/tonne gold was applied. Cut-off grades were based on projected operating costs and gold prices

4.

Mineral Reserves are estimated using an average long-term gold price of US$750 per ounce and a US$/C$ exchange rate of 1:10.

As requested in your letter, please accept the following acknowledgement:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

ISW/jask

 Cc:       Paul, Weiss, Rifkind, Wharton, & Garrison LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Michael Cinnamond, Partner